ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Trading of Own Shares by Treasury
October 2020

We inform the capital market agents that in **October 2020**:

1. Itaú Unibanco did not purchase its own shares for treasury stock;

2. Itaú Unibanco did not reallocated in the market preferred shares intended to Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 10, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations